FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

_______________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

July 24, 2017

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2017 AND 2016 AND FOR THE SIX-MONTH PERIOD ENDED IN THIS DATE

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2017 AND 2016 AND FOR THE SIX-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/	=	New Peruvian Sol
US$	=	United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	June 30,			December 31,	June 30,
	Note	2016	2017		Note	2016	2017

Current assets				Current liabilities
Cash and cash equivalents	8	606,949	572,399	Borrowings	13	1,961,043	1,090,156
Financial asset at fair value through profit or loss		352	278	Bonds	14	46,091	43,392
Trade accounts receivables		1,089,117	827,006	Trade accounts payable		1,271,666	1,039,151
Unbilled work in progress		693,407	732,202	Accounts payable to related parties	9	81,845	74,627
Accounts receivable from related parties	9	175,175	163,202	Current income tax		50,983	62,602
Other accounts receivable		660,889	598,316	Other accounts payable		1,095,648	979,166
Inventories		1,107,702	991,632	Provisions	15	14,531	12,944
Prepaid expenses		48,900	42,284			4,521,807	3,302,038
		4,382,491	3,927,319
				Non-current assets classified as held for sale		-	255,898
Non-current assets classified as held for sale	10	22,385	980,953
				Total current liabilities		4,521,807	3,557,936
Total current assets		4,404,876	4,908,272
				Non-current liabilities
Non-current assets				Borrowings	13	419,395	728,166
Long-term trade accounts receivable		667,536	701,820	Long-term bonds	14	921,623	915,002
Long-term unbilled work in progress		196,509	27,438	Other long-term accounts payable		500,704	489,992
Long-term accounts receivable from related parties	9	608,247	594,537	Long-term accounts payable to related parties	9	28,082	27,598
Prepaid expenses		23,526	39,644	Provisions	15	31,155	30,028
Other long-term accounts receivable		325,466	371,047	Derivative financial instruments		1,081	786
Investments in associates and joint ventures	11	886,855	57,415	Deferred income tax liability		86,184	72,809
Investment property		49,357	46,550	Total non-current liabilities		1,988,224	2,264,381
Property, plant and equipment	12	1,110,042	973,498	Total liabilities		6,510,031	5,822,317
Intangible assets	12	1,014,594	1,010,406
Deferred income tax asset		289,582	275,763	Equity
Total non-current assets		5,171,714	4,098,118	Capital	16	660,054	660,054
				Legal reserve		132,011	132,011
				Optional reserve		29,974	29,974
				Share Premium		882,464	882,056
				Other reserves		(168,112)	(183,869)
				Retained earnings		1,008,084	1,156,701
				Equity attributable to controlling interest in the Company		2,544,475	2,676,927
				Non-controlling interest		522,084	507,146
				Total equity		3,066,559	3,184,073
Total assets		9,576,590	9,006,390	Total liabilities and equity		9,576,590	9,006,390

The accompanying notes on pages 8 to 23 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the period of three months
		ended June 30,
	Note	2016	2017

Revenues from construction activities		1,734,941	1,435,224
Revenues from services provided		881,982	958,552
Revenue from real estate and sale of goods		182,187	453,571
		2,799,110	2,847,347

Cost of construction activities		(1,603,141)	(1,301,811)
Cost of services provided		(761,904)	(882,378)
Cost of real estate and goods sold		(127,448)	(303,230)
	19	(2,492,493)	(2,487,419)
Gross profit		306,617	359,928

Administrative expenses	19	(187,194)	(192,716)
Other income and expenses		14,739	1,322
Gain from the sale of investments		28,161	124,468
Operating profit		162,323	293,002

Financial expenses		(62,902)	(92,869)
Financial income		30,086	25,101
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		30,987	13,112
Profit before income tax		160,494	238,346
Income tax	18	(38,492)	(63,129)
Profit for the period		122,002	175,217

Profit attributable to:
Owners of the Company		104,905	148,693
Non-controlling interest		17,097	26,524
		122,002	175,217

Earnings per share from continuing operations
attributable to owners of the Company during
the period		0.159	0.225

The accompanying notes on pages 8 to 23 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period of three months
		ended June 30,
	Note	2016	2017

Profit for the period		122,002	175,217
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(930)	(104)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		(63)	199
Foreign currency translation adjustment, net of tax		11,531	(17,019)
Transfer to profit or loss of available-for-sale financial assets		(43,681)	-
Exchange difference from net investment in a foreign operation, net of tax		7,176	(3,249)
		(25,037)	(20,069)
Other comprenhensive income for the period, net of tax		(25,967)	(20,173)
Total comprehensive income for the period	#	96,035	155,044

Comprehensive income attributable to:
Owners of the Company		73,853	132,860
Non-controlling interest		22,182	22,184
		96,035	155,044

The accompanying notes on pages 8 to 23 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

	Attributable to the controlling interests of the Company

	Number of shares In thousands	Capital	Legal reserve	Optional reserve	Premium for issuance of shares	Other reserves	Retained earnings	Total	Non-controlling interest	Total

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045
Profit for the period	-	-	-	-	-	-	104,905	104,905	17,097	122,002
Cash flow hedge	-	-	-	-	-	(60)	-	(60)	(3)	(63)
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(682)	(682)	(248)	(930)
Foreign currency translation adjustment	-	-	-	-	-	6,300	-	6,300	5,231	11,531
Change in value of available-for-sale financial assets	-	-	-	-	-	(43,681)	-	(43,681)	-	(43,681)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	7,071	-	7,071	105	7,176
Comprehensive income of the year	-	-	-	-	-	(30,370)	104,223	73,853	22,182	96,035
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	(30,853)	(30,853)	(6,228)	(37,081)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	756	756
Total transactions with shareholders	-	-	-	-	(18,183)	-	(31,145)	(49,328)	(8,465)	(57,793)
Balances as of June 30, 2016	660,054	660,054	132,011	29,974	879,349	(159,429)	1,137,122	2,679,081	542,206	3,221,287

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(168,112)	1,008,084	2,544,475	522,084	3,066,559
Profit for the period	-	-	-	-	-	-	148,693	148,693	26,524	175,217
Cash flow hedge	-	-	-	-	-	189	-	189	10	199
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(76)	(76)	(28)	(104)
Foreign currency translation adjustment	-	-	-	-	-	(12,746)	-	(12,746)	(4,273)	(17,019)
Change in value of available-for-sale financial assets	-	-	-	-	-	-	-	-	-	-
Transfer to profit or loss of available-for-sale financial assets	-	-	-	-	-	-	-	-	-	-
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(3,200)	-	(3,200)	(49)	(3,249)
Comprehensive income of the period	-	-	-	-	-	(15,757)	148,617	132,860	22,184	155,044
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(28,873)	(28,873)
- Contributions (devolution) of non-controlling shareholders,net	-	-	-	-	-	-	-	-	(295)	(295)
- Additional acquisition of non-controlling	-	-	-	-	(408)	-	-	(408)	(153)	(561)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(7,801)	(7,801)
Total transactions with shareholders	-	-	-	-	(408)	-	-	(408)	(37,122)	(37,530)
Balances as of June 30, 2017	660,054	660,054	132,011	29,974	882,056	(183,869)	1,156,701	2,676,927	507,146	3,184,073

The accompanying notes on pages 8 to 23 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period of six months
		ended June 30,
	Note	2016	2017

OPERATING ACTIVITIES
Profit before income tax		160,494	238,346
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	17	95,694	100,715
Amortization of other assets	17	40,508	48,049
Impairment of inventories	17	875	497
Impairment of accounts receivable and other accounts receivable	17	6	88
Impairment of property, plant and equipment	17	276	334
Lower of intangible assets		317	-
Profit on fair value of financial asset at fair value through profit or loss		330	(32)
Other Provisions	15	4,008	224
Financial expense,net		67,587	91,358
Foreign exchange loss (gain) on loans		(66,802)	(33,723)
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	11	(30,987)	(13,112)
Reversal of provisions	15	(1,560)	(940)
Lower of fixed assets		-	5,722
Lower of investments		-	46
Profit on sale of property, plant and equipment		(9,666)	(3,328)
Profit from sale of investments in associates and subsidiaries		-	(96,305)
Gain (loss) on financial asset at fair value through profit or loss		(28,001)	-
Loss on sale of non-current asset held for sale		(22)	(25,724)
Net variations in assets and liabilities:
Trade accounts receivable		286,399	86,040
Other accounts receivable		131,945	7,363
Other accounts receivable from related parties		(656)	(1,318)
Inventories		(21,424)	97,865
Pre-paid expenses and other assets		(8,072)	(19,814)
Trade accounts payable		(197,587)	46,805
Other accounts payable		(79,133)	(39,132)
Other accounts payable to related parties		30,807	2,270
Other provisions		(558)	(1,618)
Interest payment		(70,677)	(96,091)
Payments related to Norvial Concession		(49,952)	(7,759)
Payment of income tax		(79,734)	(63,222)
Net cash applied to operating activities		174,415	323,604

INVESTING ACTIVITIES
Sale of investment in associates and sudsidiaries		-	249,711
Sale of available-for-sale investment		1,262	-
Sale of property, plant and equipment		26,365	21,057
Sale of financial asset at fair value through profit or loss		-	64
Sale of non-current assets held for sale		-	43,364
Return of contributions		1,390	-
Interest received		6,920	4,161
Dividends received		13,168	1,136
Payment for purchase of investments properties		(80)	(1,296)
Payments for intangible purchase		(6,881)	(58,729)
Payments for purchase and contributions on investment
in associate and joint ventures		(238,015)	-
Payments for property, plant and equipment purchase		(84,445)	(63,483)
Net cash applied to investing activities		(280,316)	195,985

FINANCING ACTIVITIES
Loans received		2,123,698	860,313
Bonds issued		100,013	-
Amortization of loans received		(2,026,194)	(1,338,930)
Amortization of bonds issued		(10,884)	(18,479)
Payment for transaction costs for debt		(13,547)	(30,897)
Dividends paid to owners of the parent		(30,853)	-
Dividends paid to non-controlling interest		(6,228)	(28,873)
Cash received from non-controlling shareholders		756	(295)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(21,468)	-
Net cash provided by financing activities		115,293	(557,161)
Net increase (net decrease) in cash		9,392	(37,572)
Cash and cash equivalents at the beginning of the year		554,002	606,949
Cash and cash equivalents at the end of the period	8	563,394	569,377

NON-CASH TRANSACTIONS:
Debt capitalization		8,308	-
Acquisition of assets through finance leases		22,914	27,330
Change in fair value of available-for-sale financial assets		(43,681)	-

The accompanying notes on pages 8 to 23 are an integral part of the consolidated financial statements.

  (All amounts are expressed in thousands of S/ unless otherwise stated)
  UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2016 AND 2017 (UNAUDITED), AND AT DECEMBER 31, 2016 (UNAUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of June 30, 2017 have been prepared and authorized for issuance by the Chief Financial Officer on July 24, 2017.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended June 30, 2017 have been prepared in accordance with (IAS 34) “Interim financial reporting”.

To date, the audited report for the period 2016 has not been issued by our external auditors. As we are aware, we are carrying out complementary procedures, since some projects involving minority and non-controlling companies are being investigated in Peru.

In this regard, some items of the Financial Statements as of December 2016 have been adjusted to the amounts previously issued through complementary auditing procedures that are still ongoing. By virtue of this, the information for the 2016 period is preliminary and may be subject to subsequent modifications.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2016.

4	FINANCIAL RISK MANAGEMENT

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

4.1.1	Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

4.1.2	Credit risk –

Compared to year end, no new credit risk has been identified in the Group, considering that the level of lines used has remained the same as in the previous year.

4.1.3	Liquidity risk –

Compared to year end, no major changes in undiscounted contractual cash flows have occurred. In addition, the company has been working on identifying non-strategic assets for sale and allocating funds to debt amortization.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
At December 31, 2016 Other financial liabilities (except for finance leases)	1,936,825	128,508	173,145	-	2,238,478
Finance leases	127,496	85,989	26,780	19,506	259,771
Bonds	113,299	180,431	365,697	1,334,485	1,993,912
Trade accounts payables	1,271,666	-	-	-	1,271,666
Accounts payables to related parties	81,845	28,082	-	-	109,927
Other accounts payables	303,826	49,064	131,557	-	484,447
Other non-financial liabilities	-	1,081	-	-	1,081
	3,834,957	473,155	697,179	1,353,991	6,359,282
At June 30, 2017
Other financial liabilities (except for finance leases)	1,038,548	542,298	175,783	-	1,756,629
Finance leases	85,213	53,803	33,422	1,599	174,037
Bonds	116,699	151,701	360,735	1,296,487	1,925,622
Trade accounts payables	1,039,151	-	-	-	1,039,151
Accounts payables to related parties	74,627	27,598	-	-	102,225
Other accounts payables	218,132	21,231	363,939	-	603,302
Other non-financial liabilities	-	786	-	-	786
	2,572,370	797,417	933,879	1,298,086	5,601,752

4.2	Capital management –

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2016 and June 30,2017, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70. The gearing ratio was as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	December 31, 2016	June 30, 2017
Total borrowing and bonds	3,348,152	2,776,716
Less: Cash and cash equivalents	(606,949)	(572,399)
Net debt	2,741,203	2,204,317
Total equity	3,066,559	3,184,073
Total capital	5,807,762	5,388,390
Gearing ratio	0.47	0.41

4.3	Fair value estimation –

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 11-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2016.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Beginning on April 1, 2017, the Company have transferred it´s subsidiary Concar from ‘technical services’ segment to ‘infrastructure segment’. The operating segments for 2016 have been restated for comparative purposes.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2016
Assets.-
Cash and cash equivalents	109,389	35,396	110,007	139,414	3,229	58,892	37,675	112,397	550	606,949
Financial asset at fair value through profit or loss	352	-	-	-	-	-	-	-	-	352
Trade accounts receivables	388,462	84,996	23,579	97,079	256	83,704	411,041	-	-	1,089,117
Unbilled work in progress	693,407	-	-	-	-	-	-	-	-	693,407
Accounts receivable from related parties	357,119	3,255	19,684	392	12,379	7,284	12,468	50,582	(287,988)	175,175
Other accounts receivable	432,481	58,235	6,189	25,895	4,841	20,198	70,917	42,133	-	660,889
Inventories	85,898	12,561	-	16,862	-	946,657	58,839	387	(13,502)	1,107,702
Prepaid expenses	7,333	2,614	1,429	17,265	167	329	19,458	305	-	48,900
Non-current assets classified as held for sale	22,385	-	-	-	-	-	-	-	-	22,385
Total current assets	2,096,826	197,057	160,888	296,907	20,872	1,117,064	610,398	205,804	(300,940)	4,404,876

Long-term trade accounts receivable	15,258	-	-	629,310	-	-	22,968	-	-	667,536
Long-term unbilled work in progress	170,675	-	24,165	-	-	-	-	-	1,669	196,509
Long-term accounts receivable from related parties	-	-	408	-	-	-	492	777,478	(170,131)	608,247
Prepaid expenses	-	-	20,554	2,029	943	-	-	-	-	23,526
Other long-term accounts receivable	10,027	29,533	22,924	225,565	7,347	17,887	1,075	11,108	-	325,466
Investments in associates and joint ventures	117,331	8,516	-	-	-	31,768	9,589	3,365,628	(2,645,977)	886,855
Investment property	-	-	-	-	-	49,357	-	-	-	49,357
Property, plant and equipment	610,899	176,486	1,243	193	21	13,008	195,462	130,422	(17,692)	1,110,042
Intangible assets	302,186	139,353	456,000	269	-	950	78,687	22,793	14,356	1,014,594
Deferred income tax asset	195,233	4,983	1,839	-	-	623	50,450	29,361	7,093	289,582
Total non-current assets	1,421,609	358,871	527,133	857,366	8,311	113,593	358,723	4,336,790	(2,810,682)	5,171,714
Total assets	3,518,435	555,928	688,021	1,154,273	29,183	1,230,657	969,121	4,542,594	(3,111,622)	9,576,590

Liabilities.-
Borrowings	585,274	82,063	-	-	-	206,456	155,137	932,113	-	1,961,043
Bonds	-	-	25,540	20,551	-	-	-	-	-	46,091
Trade accounts payable	899,673	59,830	2,310	23,882	599	30,617	248,991	6,703	(939)	1,271,666
Accounts payable to related parties	132,127	3,902	27,757	33,009	237	66,190	33,749	67,685	(282,811)	81,845
Current income tax	22,756	3,631	44	-	1,064	17,944	5,544	-	-	50,983
Other accounts payable	517,690	11,711	10,512	14,622	27	194,441	157,201	189,444	-	1,095,648
Provisions	6,615	6,441	-	-	-	131	1,344	-	-	14,531
Total current liabilities	2,164,135	167,578	66,163	92,064	1,927	515,779	601,966	1,195,945	(283,750)	4,521,807

Borrowings	248,825	80,488	-	-	-	16,541	73,541	-	-	419,395
Long-term bonds	-	-	338,143	583,480	-	-	-	-	-	921,623
Other long-term accounts payable	179,698	-	493	246,522	-	32,000	39,558	2,433	-	500,704
Long-term accounts payable to related parties	4,842	-	-	87,200	23,445	40,074	42,259	394	(170,132)	28,082
Provisions	12,283	17,115	-	-	-	-	1,757	-	-	31,155
Derivative financial instruments	-	1,081	-	-	-	-	-	-	-	1,081
Deferred income tax liability	32,505	3,546	1,518	16,983	283	15,564	9,491	6,294	-	86,184
Total non-current liabilities	478,153	102,230	340,154	934,185	23,728	104,179	166,606	9,121	(170,132)	1,988,224
Total liabilities	2,642,288	269,808	406,317	1,026,249	25,655	619,958	768,572	1,205,066	(453,882)	6,510,031
Equity attributable to controlling interest in the Company	755,124	265,241	220,337	96,019	3,528	234,449	158,641	3,323,951	(2,512,815)	2,544,475
Non-controlling interest	121,023	20,879	61,367	32,005	-	376,250	41,908	13,577	(144,925)	522,084
Total liabilities and equity	3,518,435	555,928	688,021	1,154,273	29,183	1,230,657	969,121	4,542,594	(3,111,622)	9,576,590

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of June 30, 2017
Assets.-
Cash and cash equivalents	214,612	12,077	102,088	123,067	2,561	71,804	31,560	14,250	380	572,399
Financial asset at fair value through profit or loss	278	-	-	-	-	-	-	-	-	278
Trade accounts receivables	336,765	60,973	23,816	65,961	552	41,542	292,382	5,015	-	827,006
Unbilled work in progress	726,115	-	-	-	-	-	-	6,087	-	732,202
Accounts receivable from related parties	272,356	2,615	39,921	343	8,852	71,772	4,882	45,096	(282,635)	163,202
Other accounts receivable	400,757	64,745	5,386	29,908	1,545	19,355	48,407	28,213	-	598,316
Inventories	70,121	14,244	-	17,645	-	850,784	56,355	568	(18,085)	991,632
Prepaid expenses	6,366	1,906	2,215	15,448	53	265	15,815	216	-	42,284
Non-current assets classified as held for sale	260,634	-	-	-	-	-	-	720,319	-	980,953
Total current assets	2,288,004	156,560	173,426	252,372	13,563	1,055,522	449,401	819,764	(300,340)	4,908,272

Long-term trade accounts receivable	15,092	-	-	669,638	-	-	17,090	-	-	701,820
Long-term unbilled work in progress	-	-	27,438	-	-	-	-	-	-	27,438
Long-term accounts receivable from related parties	-	-	408	-	-	-	476	725,298	(131,645)	594,537
Prepaid expenses	-	-	33,930	4,796	918	-	-	-	-	39,644
Other long-term accounts receivable	24,488	35,974	15,381	225,565	9,583	17,504	1,539	41,013	-	371,047
Investments in associates and joint ventures	113,490	8,257	-	-	-	1	9,610	2,505,494	(2,579,437)	57,415
Investment property	-	-	-	-	-	46,550	-	-	-	46,550
Property, plant and equipment	558,125	173,250	1,064	706	42	11,789	116,976	129,143	(17,597)	973,498
Intangible assets	290,575	165,194	471,398	247	-	948	48,552	21,785	11,707	1,010,406
Deferred income tax asset	180,475	4,596	2,533	-	-	12,661	39,371	27,893	8,234	275,763
Total non-current assets	1,182,245	387,271	552,152	900,952	10,543	89,453	233,614	3,450,626	(2,708,738)	4,098,118
Total assets	3,470,249	543,831	725,578	1,153,324	24,106	1,144,975	683,015	4,270,390	(3,009,078)	9,006,390

Liabilities.-
Borrowings	583,572	43,507	-	-	-	179,503	142,333	141,241	-	1,090,156
Bonds	-	-	26,477	16,915	-	-	-	-	-	43,392
Trade accounts payable	727,113	65,857	1,896	15,403	205	34,172	169,635	25,809	(939)	1,039,151
Accounts payable to related parties	112,435	2,307	32,091	24,187	129	50,485	23,100	112,433	(282,540)	74,627
Current income tax	3,918	1,249	-	-	66	52,818	4,537	14	-	62,602
Other accounts payable	517,335	12,431	34,683	27,655	57	192,394	103,023	91,588	-	979,166
Provisions	6,615	4,865	-	-	-	111	1,353	-	-	12,944
Non-current assets classified as held for sale	255,898	-	-	-	-	-	-	-	-	255,898
Total current liabilities	2,206,886	130,216	95,147	84,160	457	509,483	443,981	371,085	(283,479)	3,557,936

Borrowings	163,955	89,873	-	-	-	16,018	34,515	423,805	-	728,166
Long-term bonds	-	-	328,283	586,719	-	-	-	-	-	915,002
Other long-term accounts payable	195,461	-	493	233,548	103	32,057	25,822	2,508	-	489,992
Long-term accounts payable to related parties	4,650	-	-	88,804	23,445	-	41,920	-	(131,221)	27,598
Provisions	11,515	16,799	-	-	-	-	1,714	-	-	30,028
Derivative financial instruments	-	786	-	-	-	-	-	-	-	786
Deferred income tax liability	33,912	5,177	3,589	20,563	286	-	9,236	46	-	72,809
Total non-current liabilities	409,493	112,635	332,365	929,634	23,834	48,075	113,207	426,359	(131,221)	2,264,381
Total liabilities	2,616,379	242,851	427,512	1,013,794	24,291	557,558	557,188	797,444	(414,700)	5,822,317
Equity attributable to controlling interest in the Company	738,300	278,797	231,931	104,649	(185)	224,085	94,313	3,459,424	(2,454,387)	2,676,927
Non-controlling interest	115,570	22,183	66,135	34,881	-	363,332	31,514	13,522	(139,991)	507,146
Total liabilities and equity	3,470,249	543,831	725,578	1,153,324	24,106	1,144,975	683,015	4,270,390	(3,009,078)	9,006,390

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the six-month period
ended June 30, 2016

Revenue	1,984,837	180,301	135,867	119,528	10,069	100,643	458,149	29,925	(220,209)	2,799,110
Gross profit (loss)	163,115	17,812	34,377	35,114	925	30,535	55,817	(2,884)	(28,194)	306,617
Administrative expenses	(136,224)	(7,384)	(4,754)	(5,807)	(252)	(10,041)	(38,033)	(17,819)	33,120	(187,194)
Other income and expenses	13,222	(677)	56	-	-	351	2,148	2,461	(2,822)	14,739
Gain from the sale of investments	-	-	-	-	-	-	-	28,161	-	28,161
Operating profit (loss)	40,113	9,751	29,679	29,307	673	20,845	19,932	9,919	2,104	162,323
Financial expenses	(28,486)	(4,566)	(4,440)	(1,335)	(30)	(7,417)	(11,665)	(11,238)	6,275	(62,902)
Financial income	13,520	2,690	598	2,031	27	1,736	3,310	18,734	(12,560)	30,086
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	8,814	1,196	-	-	-	(372)	269	111,188	(90,108)	30,987
Profit before income tax	33,961	9,071	25,837	30,003	670	14,792	11,846	128,603	(94,289)	160,494
Income tax	(12,937)	(3,025)	(6,719)	(9,110)	(188)	(3,639)	(5,161)	1,842	445	(38,492)
Profit for the period	21,024	6,046	19,118	20,893	482	11,153	6,685	130,445	(93,844)	122,002

Profit attributable to:

Owners of the Company	24,601	4,552	11,817	15,670	482	3,203	5,375	130,756	(91,551)	104,905
Non-controlling interest	(3,577)	1,494	7,301	5,223	-	7,950	1,310	(311)	(2,293)	17,097
	21,024	6,046	19,118	20,893	482	11,153	6,685	130,445	(93,844)	122,002

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the six-month period
ended June 30, 2017

Revenue	1,635,171	207,272	96,082	119,187	1,509	317,227	624,326	31,383	(184,810)	2,847,347
Gross profit (loss)	145,292	32,879	38,879	23,376	95	112,108	64,417	(23,053)	(34,065)	359,928
Administrative expenses	(114,509)	(8,206)	(4,688)	(6,360)	(205)	(8,003)	(57,945)	(29,272)	36,472	(192,716)
Other income and expenses	3,576	291	207	5	-	(2,586)	7	1,072	(1,250)	1,322
Gain from the sale of investments	25,768	-	-	-	-	47,115	-	47,370	4,215	124,468
Operating profit (loss)	60,127	24,964	34,398	17,021	(110)	148,634	6,479	(3,883)	5,372	293,002
Financial expenses	(22,921)	(6,194)	(3,906)	(2,268)	(1)	(12,089)	(17,742)	(36,801)	9,053	(92,869)
Financial income	10,077	2,143	830	1,866	1	1,023	1,007	21,745	(13,591)	25,101
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	33,686	877	-	-	-	455	248	163,143	(185,297)	13,112
Profit before income tax	80,969	21,790	31,322	16,619	(110)	138,023	(10,008)	144,204	(184,463)	238,346
Income tax	(11,502)	(6,879)	(8,163)	(5,114)	(75)	(38,069)	1,383	4,323	967	(63,129)
Profit (loss) for the period	69,467	14,911	23,159	11,505	(185)	99,954	(8,625)	148,527	(183,496)	175,217

Profit (loss) attributable to:

Owners of the Company	67,120	13,066	15,093	8,629	(185)	55,444	(7,123)	148,574	(151,925)	148,693
Non-controlling interest	2,347	1,845	8,066	2,876	-	44,510	(1,502)	(47)	(31,571)	26,524
	69,467	14,911	23,159	11,505	(185)	99,954	(8,625)	148,527	(183,496)	175,217

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.
There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	CASH AND CASH EQUIVALENTS

This account comprises:

	At December,31	At June,30
	2016	2017

Cash on hand	5,943	6,233
In-transit remittances	7,931	2,144
Checking accounts	475,025	441,266
Time deposits	112,023	122,756
Mutual funds	6,027	-
	606,949	572,399

Reconciliation to cash flow statement
The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of:

	At December,31	At June,30
	2016	2017

Balances as above	606,949)	572,399)
Bank overdrafts (note 13)	(8,396)	(3,022)
Balances per statement of cash flows	598,553)	569,377)

9	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the period ended June 30,
	2016	2017

Revenue from sale of goods and services:
- Associates	454	1,639
- Joint operations	18,070	18,738
	18,524	20,377

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)	Balances of transactions with related parties

	At December 31,		At June 30,
	2016		2017
	Receivable	Payable	Receivable	Payable

Joint operations:
Consorcio Constructor Ductos del Sur	56,345	1676	37,733	-
Consorcio GyM Conciviles	61,006	-	61,795	-
Consorcio Rio Urubamba	9,072	-	8,977	-
Consorcio Peruano de Conservación	8,784	-	7,042	-
Consorcio Vial Quinua	4,198	738	4,138	566
Consorcio Italo Peruano	4,174	17,325	17,840	17,029
Consorcio La Gloria	3,521	3,080	1,702	1,357
Consorcio Terminales del Perú	3,215	259	2,965	-
Consorcio Rio Mantaro	3,191	6,886	-	23,357
Consorcio Vial Sierra	940	5,400	4,068	10,136
Consorcio Constructor Chavimochic	915	2,471	893	5,097
Consorcio Energía y Vapor	491	3,203	-	70
Consorcio Ermitaño	83	6,372	834	-
Consorcio Menegua	30	3,803	-	610
Consorcio para la Atención y Mantenimiento de Ductos	-	21,790	-	8,619
Consorcio Huacho Pativilca	-	3,434	-	229
Other minors	10,133	2,455	12,307	7,556
	166,098	78,892	160,294	74,626

Other related parties:
Gaseoducto Sur Peruano S.A	608,247	-	596,889	-
Perú Piping Spools S.A.C.	9,077	-	556	1
Ferrovias Participaciones	-	20,813	-	21,220
Ferrovias Argentina	-	2,835	-	2,136
Arturo Serna	-	7,387	-	4,242
	617,324	31,035	597,445	27,599
	783,422	109,927	757,739	102,225

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	At December 31,		At June 30,
	2016		2017
	Receivable	Payable	Receivable	Payable

Less non-current portion:
Gaseoducto Sur Peruano S.A	(608,247)	-	(594,537)	-
Ferrovias Participaciones	-	(20,813)	-	(21,220)
Ferrovias Argentina	-	(2,835)	-	(2,136)
Arturo Serna	-	(4,434)	-	(4,242)
Portion current	175,175	81,845	163,202	74,627

Accounts receivable and payable have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short- term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

As of March 31, 2017, this item includes the balances of the Consorcio Constructor Ductos del Sur for S/255 million, and the reclassification of the investment in the associate Gasoducto Sur Peruano S.A. for S/714.6 million.

In February 2017, the Company sold 23,000,000 shares of Red Eagle Mining Corporation through a stockbroker operation, for a total amount of US$11.5 million and representing 8.69% of the share capital, resulting in a gain In the sale of investments of S/25.8 million. As of June 30, 2017, a 3.98% holding is maintained.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of June 30, 2017, associates in which the Group has significant influence are similar to those existing as of December 31, 2016, except for the reclassification mentioned.

The movement of our investments in associates for the period ended March 31, 2016 and 2017 is as follows:

	2016	2017
Beginning balance	646,884	886,855
Acquisition and/or contributions received	569	169
Increase in capital	258,000	-
Debt capitalization	8,308	-
Share of the profit and loss in associates
under the equity method of accounting	30,987	7,346
Sale of investments	-	(120,779)
Dividends received	(13,168)	(1,376)
Reclassification discontinuous operation	-	(714,554)
Other	(395)	(246)
Ending balance	931,185	57,415

In January and August 2016, the Company capitalized debt with Adexus by S/8.3 million and S/14 million respectively, increasing its participation in the first case from 44% to 52% and in the second capitalization from 52% to 91.03 % control is adquired. To date, the Company has incorporated in the Consolidated Financial Statements assets and liabilities of Adexus, the process of measuring the fair value of net asset is concluded by the end of December 2016.

    (All amounts are expressed in thousands of S/ unless otherwise stated)
    UNAUDITED

On November 2015, subsidiary Negocios del Gas SA. adquired an interest of 20% of concessionaire Gasoducto Sur Peruano, which represents an investment of approximately US$248 million, at December 2015 the contribution was S/391 million and at December 2016 its contribution was increased in S/374 million.

Gasoducto del Sur Peruano S.A. (“GSP”), company owner of the concession "Improvements to the Energy Security of the  Country and  Development of  the Peruvian Southern Gas Pipeline" (the "Concession") and of which our subsidiary Negocios de Gas S.A is a shareholder with 20%, received a notification on January 24, 2017, from the Ministry of Energy and Mines, as Grantor of the Concession, by which it terminated the concession agreement signed on July 23, 2014 (the “Concession Contract”).

In case of the termination of the Concession, the Concession Contract states that the Net Book Value of the Concession’s assets (“VCN”) must be determined, and then call a public auction for the transfer of the Concession’s assets to a new concessionaire. From this amount, GSP is entitled to receive, within a maximum term of 12 months as of the termination of the Concession, a payment that can range from the guaranteed minimum of 72.25% of the VCN to the 100% of the VCN that is a function of the result of the auction.

According to the analysis made by the Company with the information available to date, and under the agreements entered into with the other shareholders of GSP, in the event that the payment reaches 72.25% of the VCN we would recover more than 95% of the total commitments which include the equity invested in GSP amounting to US$220 million, the amount honored by the corporate guarantee granted to the bridge loan conferred to GSP by a syndicate of five banks amounting to US$129 million, as well as the percentage honored in relation to the Guarantee of Fulfillment of the Concession Contract that amounts to US$52.5 million.

The Company has registered the impacts of such termination in the Financial Statement to fiscal year 2016, which is a result that considers receiving the minimum payment of 72.25% of the aforementioned VCN.

In March 2017, the investment was reclassified to Non-current assets classified as held for sale.

In February 2017 subsidiary Viva GyM S.A. signed a purchase-sales agreement comprising its equity interest (representing 22.5%) held in associate Promoción Inmobiliaria del Sur S.A. The agreed selling price was US$25 million (equivalent to S/81 million), which was fully paid.

In April 2017 the Company signed a purchase-sale agreement for their total share (representing 51%) at their joint venture with Compañía Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

In June 2017, the Company sold all of GMD's shares, which represent 89.19% of the company's shareholding, in favor of AI Inversiones Palo Alto II S.A.C., an affiliate of Advent International. The value agreed for the total participation was US$84.7 million, with an initial payment of US$37.3 million and subsequent payments subject to milestones agreed between the parties.

    (All amounts are expressed in thousands of S/ unless otherwise stated)
    UNAUDITED

12	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended June 30, 2016 and 2017, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2016	1,111,757	881,020

Additions	107,360	66,822
Transfers, disposals and adjustments	3,800	17,394
Deductions for sale of assets	(16,699)	-
Depreciation, amortization	(94,553)	(40,508)
Net cost at June 30, 2017	1,111,665	924,728

At January 1, 2016	1,110,042	1,014,594

Additions	90,811	79,456
Subsidiary deconsolidation	(83,441)	(23,666)
Transfers, disposals and adjustments	(26,623)	(11,929)
Deductions for sale of assets	(17,729)	-
Depreciation, amortization	(99,562)	(48,049)
Net cost at June 30, 2017	973,498	1,010,406

As of June 30, 2016 and 2017, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

As of June 30, 2016 and 2017, the amounts registered in Intangible assets comprise of investments in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model) and in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon exploitation services.

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:
	At December 31,	At June 30,
	2016	2017
Engineering and construction	137,267	131,327
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services	6,728	6,569
IT equipment and services	5,102	930
	183,200	172,929

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of June 30, 2017 same criteria were applied as those in test impairment at December 31, 2016.

    (All amounts are expressed in thousands of S/ unless otherwise stated)
    UNAUDITED

13	BORROWINGS

For the period ended June 30, 2016 and 2017, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Total		Current		Non-current
	At December 31, 2016	At June 30, 2017	At December 31, 2016	At June 30, 2017	At December 31, 2016	At June 30, 2017
Bank overdrafts	8,396	3,022	8,396	3,022	-	-
Bank loans	2,131,901	1,655,107	1,835,340	1,007,956	296,561	647,151
Leases	240,141	160,193	117,307	79,178	122,834	81,015
	2,380,438	1,818,322	1,961,043	1,090,156	419,395	728,166

a)	Bank loans -

As of June 30, 2017 and December 31, 2016, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.1% and 14.4% in 2017 and between 1.0% and 14.4% in 2016.

			Current			Non-current
	Interest rate	Date of maturity	At December 31, 2016	At June 30, 2017	At December 31, 2016	At June 30, 2017
GyM S.A.	2.25% / 8.92%	2017 / 2020	492,910	527,309	187,029	117,034
Graña y Montero S.A.A.	Libor USD 3M + 4.9%	2017 / 2020	932,114	141,241	-	423,805
Viva GyM S.A.	11.22%	2018	201,609	174,483	-	2,196
GMP S.A.	3.65% / 6.04%	2017 / 2020	77,857	39,370	71,453	82,899
CAM Holding S.A.	1.10% / 14.43%	2017 / 2020	69,702	79,606	24,889	12,597
Adexus S.A.	3.63% / 5.90%	2017 / 2019	42,782	45,947	13,190	8,620
CAM Servicios Perú S.A.	7.15% / 8.86%	2017	3,620	-	-	-
GMD S.A.	5.69% / 9.00%	2017	14,746	-	-	-
			1,835,340	1,007,956	296,561	647,151

i)	Credit Suisse Syndicated Loan -

As a result of the termination of the GSP gas pipeline concession, our syndicated loan used to finance our equity investment in GSP became due. The principal amount outstanding under our syndicated loan was US$150 million as of December 31, 2016, and is US$104.3 million (S/349.4 million) as of the date of this report. On June 27, 2017, we entered into an amendment to the credit agreement.
According to the terms of the amendment our syndicated loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The syndicated loan continues to accrue interest at LIBOR plus 4.90% per year. In addition, we are prohibited from paying dividends until the loan is repaid in full. Also, we have provided additional security interests, including: i) a first priority lien on our shares of GyM and Concar; (ii) a second priority lien on our shares of Almonte; (iii) a first priority lien on certain real estate properties in Miraflores and Surquillo; (iv) liens on certain related amounts; (v) a second priority lien on our shares of CAM and CAM Servicios del Perú S.A.; and (vi) a first priority lien on cash flows from the sale of certain assets.

ii)	GSP Bridge Loan -

As a result of the termination of the GSP gas pipeline concession, our proportional guarantee of the GSP bridge loan became due. As of December 31, 2016, there was US$129 million of principal amount outstanding under our corporate guarantee. As of the date of this report the principal amount outstanding under the GSP bridge loan has been entirely paid. On June 27, 2017 we entered in a new, US$78.7 million term loan with Natixis, BBVA, SMBC and MUFJ, the proceeds of which were used to repay the GSP bridge loan. The new term loan matures on 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the closing date. The term loan accrues interest at LIBOR plus 4.50% per year, which will increase to 5.00% during the second year and to 5.50% during the third year. In addition, we will be prohibited from paying dividends until the loan is repaid in full. Also, we have provided the following security interests to secure repayment of the term loan: (i) a first priority lien on our rights to receive the termination payment derived from the GSP termination (the “VCN”), (ii) a second priority lien on our shares of GyM and Concar; (iii) a second priority lien on our shares of Almonte; (iv) a second priority lien on certain real estate properties in Miraflores and Surquillo; (v) a second priority lien on our shares of CAM and CAM Servicios del Perú S.A.; and (vi) a first priority lien on cash flows from the sale of certain assets.

    (All amounts are expressed in thousands of S/ unless otherwise stated)
    UNAUDITED

As of June 30, 2017, the Company maintained unused credit limits for S/1,165 million, which expire within one year (S/3,922 million as of December 31, 2016).

b)	Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At June	At December	At June
	31, 2016	30, 2017	31, 2016	30, 2017

Total loans	2,380,438	1,818,322	2,391,375	1,905,525

The carrying amount and fair value of borrowings are broken down as follows:

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 1.1% and 13.4% (1.3% and 14.3% in 2016). It should be noted that the interest rate used are those applicable and negotiated by each Company.

14	BONDS

This item is broken down as follows:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	June	December	June	December	June
	31, 2016	30, 2017	31, 2016	30, 2017	31, 2016	30, 2017

GyM Ferrovías (a)	604,031	603,634	20,551	16,915	583,480	586,719
Norvial (b)	363,683	354,760	25,540	26,477	338,143	328,283
	967,714	958,394	46,091	43,392	921,623	915,002

a)	GyM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management Trust, a Cash Flow and Reserve Trust for the Service of the Debt, Operation and Maintenance and in-progress Capex. On June 30, 2017 the Group made a payment of S/47.9 million.

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million, funding the reserve accounts, payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

On June 30, 2017 the balance includes accrued interest payable for S/3 million.

   (All amounts are expressed in thousands of S/ unless otherwise stated)
   UNAUDITED

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

b)	Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23,2015; the second disbursement of S/100 million was on January 25, 2016; the third disbursement of S / 80 million was received in July 25, 2016. The issues costs corresponding to the first issue and to the first and second disbursements of the second issue were for S/3.9 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

As of June 30, 2017 the balance included interest payables for S/4.5 million (S/4.9 million at December 31, 2016)

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of June 30,2017 and December 31,2016 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at June 30, 2017 amounted to S/1,020 million (at December 31,2016 amounted to S/1,055 million), which has been calculated based on the discounted cash flows, using rates between 3.62% y 7.28% (rates between 4.20% y 7.99% at December 31,2016) which are within level 2 of the fair value hierarchy.

15	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At June
	31, 2016	30, 2017

Current portion	14,531	12,944
Non-current portion	31,155	30,028
	45,686	42,972

The movement of this item for the period ended June 30, 2016 and 2017 is as follows:

       (All amounts are expressed in thousands of S/ unless otherwise stated)
        UNAUDITED

		Contingent
		liabilities	Provisions	Provision
	Legal	resulting from	for the acquisition	for well
	claim	acquisitions	of CAM	closure	Total
At January 1, 2016	15,000	22,960	3,819	7,307	49,086
Additions	3,128	677	203	4,008
Reversals of provisions	(237)	-	(1,323)	-	(1,560)
Payments	(297)	(261)	-	-	(558)
Translation adjustments	336	1,114	-	-	1,450
At June 30, 2016	17,930	24,490	2,496	7,510	52,426

At January 1, 2017	20,345	8,125	-	17,216	45,686
Additions	543	-	-	(319)	224
Reversals of provisions	(143)	(797)	-	-	(940)
Payments	(1,618)	-	-	-	(1,618)
Translation adjustments	(48)	(332)	-	-	(380)
At June 30, 2017	19,079	6,996	-	16,897	42,972

16	CAPITAL

As of December 31, 2016 and June 30,2017, the authorized, subscribed and paid-in capital, according to the Company's bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

As of December 31, 2016, the amount of 264,809,545 common shares is represented by 52,961,909   ADSs, at 5 shares per ADS.

As of June 30, 2017, the amount of 260,353,810 common shares is represented by 52,070,762 ADSs, at 5 shares per ADS.

17	EXPENSES BY NATURE

For the period ended June 30, 2016 and 2017, this item comprises:

	Cost of	Adminis-
	services	trative-
	and goods	expenses

2016
Inventories, materials and consumables used	414,234	-
Personnel charges	685,070	110,560
Services provided by third-parties	1,084,208	63,192
Taxes	7,770	2,218
Other management charges	173,636	1,440
Depreciation	89,375	6,319
Amortization	37,059	3,449
Impairment of inventories	875	-
Impairment of accounts receivable	6	-
Impairment of property, plant and equipment	260	16
	2,492,493	187,194
2017
Inventories, materials and consumables used	444,223	27
Personnel charges	830,972	114,222
Services provided by third-parties	737,878	30,033
Taxes	8,080	1,708
Other management charges	329,191	34,117
Depreciation	93,998	6,717
Amortization	42,177	5,872
Impairment of inventories	497	-
Impairment of accounts receivable	88	-
Impairment of property, plant and equipment	314	20
	2,487,419	192,716

    (All amounts are expressed in thousands of S/ unless otherwise stated)
    UNAUDITED

18	INCOME TAX

These condensed interim consolidated financial statements for the period ended June 30, 2017, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31,2017 is 26.5% (23.98% for the period ended June 30, 2016). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

19	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of June 30, 2017, contingencies held by the Group are substantially the same as those existing as of December 31, 2016.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$208.2 million.

20	DIVIDENDS

As of June 30, 2017, the Company has not declared any dividends due to the fact that the financial statements have not been approved at the Annual General Shareholders' Meeting.

For the period ended June 30, 2017 , the Group has paid dividends to its non-controlling subsidiaries participate by S/28.9 million (S/6.2 million for the same period in 2016).

21	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

The Company is in the process of negotiating a committed credit line, syndicated with the main local banks of the Group, BCP, BBVA, Scotiabank and Interbank, which includes a working capital line for GyM of US$160 million as well as an additional line For the issuance of surety bonds for US$100 million.